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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                    June 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Release, dated June 23, 2008

    Material Change Report, dated June 23, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                    June 23, 2008

Pediment Appoints Chairman to Board of Directors

Pediment Exploration Ltd. (PEZ.V - PEZFF OTCBB) is pleased to announce that Mr. Chester Millar (P. Eng.) has agreed to assume the position of non-executive Chairman of the Board of Directors. The Company is delighted to have Mr. Millar as Chairman as his vast knowledge and expertise will be a great asset going forward.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD

Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Form 51-102F3

Material Change Report

Item 1: Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2  Date of Material Change

June 17, 2008

Item 3  News Release

The news release was disseminated on June 23, 2008 by way of Stockwatch.

Item 4  Summary of Material Change

The Company announces that Chester Millar has been appointed as Chairman of the Board of Directors

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

The Company announces that Mr. Chester Millar (P. Eng.) has agreed to assume the position of non-executive Chairman of the Board of Directors. The Company is delighted to have Mr. Millar as Chairman as his vast knowledge and expertise will be a great asset going forward.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418

Facsimile: (604) 669-0384

Item 9  Date of Report

June 23, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: June 27, 2008         By /s/ Gary Freeman

                                   Gary Freeman, President/CEO/Director